

April 25, 2013

Via E-mail
Kenneth S. Eickerman
Chief Financial Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

> **Re: Revett Minerals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2013**
> **File No. 001-35161**

Dear Mr. Eickerman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   With respect to your proposed notice of director nomination bylaw amendment, we note your statement on page 9 that the notice must include all information that would be required to be disclosed in a dissident proxy circular in connection with the solicitations of proxies for the election of directors under applicable corporate and securities laws relating to the shareholder making the nominations. Please revise your proxy statement to clarify for shareholders the applicable corporate and securities laws and who will gauge nomination compliance with such corporate and securities laws during the nomination process.

2.   Please attach your updated shareholders rights plan in its entirety to your proxy statement.

3.   Please revise your say-on-pay frequency vote so that it complies with Exchange Act Rule
        14a-21(b). Your initial say-on-pay frequency vote should ask shareholders to consider
        whether the advisory say-on-pay vote should occur every 1, 2 or 3 years.

4.   Please file a form of the proxy card. See Exchange Act Rule 14a-6(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713
with any questions.

                                                Sincerely,

                                                /s/ Brigitte Lippmann (for)

                                                John Reynolds
                                                Assistant Director

cc: Douglas J. Siddoway
        Randall | Danskin